OMI LIMITED

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 8 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

04024599

Thursday 8 April, 20

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	5 April, 2004	Company Announcement: Appointment of Medical Advisory Panel
2	8 April, 2004	Company Announcement: Shareholder Communication Plan

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dw 4/28

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

5 April 2004

Appointment of Medical Advisory Panel

Occupational and Medical Innovations Ltd ("OMI"), a Queensland based medical device company, today announced the appointment of a seven member Medical Advisory Panel ("Panel") comprising some of Australia's most accomplished surgeons and medical specialists.

The Panel will provide regular input to OMI's product development process, particularly as it relates to usability and end-user acceptance, and is also expected to assist with the creation of entirely new medical products to supplement OMI's range of safety scalpels, retractable syringes and safe IV- access valves.

Panel members possess expertise in anaesthesiology, ophthalmology, urology, radiology, orthopaedic, plastic and reconstructive surgery, and in the design of surgical instruments and appliances.

Dr John Taske, Chairman of both OMI and the Panel, stressed the importance to OMI of incorporating real-world feedback into the design of its products.

"The Medical Advisory Panel has been established as a partnership between OMI and the ultimate users of our safety products.

Ensuring that our products effectively solve real medical and surgical needs will help drive end-user demand and ensure faster market acceptance " Dr Taske said.

"The every-day challenges faced by Panel members should also prove to be a fertile source of new product ideas for the company".

Dr Taske's fellow panel members include::

Professor Russell Strong AO, CMG, Professor of Surgery at the University of Queensland and the Director of Surgery at the Princess Alexandra Hospital in Brisbane.

Dr William Glasson, Consulting Ophthalmologist at the Mater Adults Hospital Brisbane and current Federal President of the Australian Medical Association.

Professor David Vickers, hand surgeon, designer of more than twenty surgical instruments and appliances and recipient of the British Design Council Award for Excellence of Design.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Dr, Paul Millican, plastic and reconstructive surgeon and Australian Plastic Surgery representative on 3M's Medical Advisory Panel.

Dr Leslie Clifton Thompson, Consulting Urologist and past Chairman of the State Regional Training Committee of the Royal Australia College of Surgeons.

Dr Edward Dauber, Diagnostic Radiologist and examiner for the Royal Australian and New Zealand College of Radiologists.

Detailed biographies of all Panel members will soon be available on OMI's website (www.omiltd.com).

KEITH TASKE
Joint Chief Executive Officer

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

8 April 2004

Shareholder Communications Plan

With a view to adopting investor relations best practice, Occupational and Medical Innovations Ltd ("OMI"), has adopted a comprehensive shareholder communications plan to ensure that all shareholders are informed of new developments in an accurate, comprehensive and timely manner.

In addition to announcing material information to the ASX as required under the Listing Rules and Corporations Law, OMI will:

- Publish a quarterly shareholder newsletter aimed at keeping shareholders up to date with recent developments at OMI. The newsletter will also profile OMI's Board, management team and production and distribution partners, while also taking a closer look at key issues affecting the company.
- Maintain a new-look website that will serve as the definitive source of public information regarding the company and a central point of access to all media releases, ASX announcements and product information. The site can be found at www.omiltd.com.

Launched on 1 April 2004, the new OMI website features a library of current and past company announcements, share price information, video demonstrations of OMI's products and information for manufacturers, distributors and other stakeholders.

OMI intends to develop the site to become a reference point for information on the safety medical device market through the addition of whitepapers and other research material.

KEITH TASKE
Joint Chief Executive Officer

Volume 1, Issue 1

April 2004

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

Shareholder Update

OMI Scalpel On Market In Australia And The USA

AUSTRALIA

The OMI Safety Scalpel arrived in Sydney in March ready for distribution.

OMI joint CEO Mr. Bruce Kiehne said that he was delighted that an Australian designed product was being launched here in Australia.

"A great deal of effort has been put into refining the product and it is very rewarding to see the results of everyone's efforts", Mr. Kiehne said.



Device Technologies and OMI CEO's Peter Ora (left) & Keith Taske receiving the first shipment of OMI product at DTA's Sydney warehouse.

USA

OMI's Safety Scalpel is being marketed and distributed throughout the United States and South America by Personna Medical, a subsidiary of American Safety Razor Company (ASRCO).

The Safety Scalpel has been featured at Personna's National Sales Conference in Mobile, Alabama as well as the The Association of Peri- Operative Registered Nurses (AORN) 51st Annual Congress held in San Diego, CA in March.



Mr Gary Wade (left) President of ASRCO with Mr John Paterson, Vice President Sales of Personna Medical (a subsidiary of ASRCO), celebrating the arrival of the Safety Scalpel.



Terumo To Distribute Retractable Syringe in Australia & New Zealand

Terumo Corporation Australia Branch (Terumo) is the second largest supplier of syringes in Australia and New Zealand. They have a reputation of providing high quality products and services to the healthcare market. It is because of this reputation that OMI was delighted to have signed an exclusive distribution agreement with Terumo for Australia, New Zealand and the Pacific Islands.

(Continued on page 2)



TERUMO

INSIDE THIS ISSUE:



Injection Moulding machines used in the production of OMI's Safety Scalpel.

The Inside Story On The Safety Scalpel

The award winning OMI Safety Scalpel is a product elegant in its simplicity. An original brief to design a scalpel that would help protect the user from accidental sharps injuries was met and exceeded with a concept that was user friendly and novel in its approach to a solution. However, in reaching its final form, the design and development phase saw the original concept evolve dramatically.

Factors including ergonomics shaped the scalpel during its development.

The design also had to adhere to stringent international guidelines before being allowed onto the market.

A major source of input that shaped the final design of the scalpel was user feedback. Users dictated how the retraction mechanism should feel, whether it was too light or too heavy. It was user feedback that initiated the development of the "safety tab" on the cartridge. Colours, surface texture and weight were some of the other factors that were included.

The OMI Safety Scalpel successfully addressed all these factors in an innovative and simple design and has been rewarded with an Australian Design Award.



OMI's Metal handle scalpel with cartridge blade attachment and safety tab



Terumo (continued from page 1)

(Continued from page 1)

OMI has been working closely with Terumo to put together a strategy to maximise the penetration of our Retractable Syringe throughout Australia, New Zealand and the Pacific Islands.
We have been invited to present at Terumo's National Sales Meeting in early April. Terumo have now placed a 6 month rolling forecast of purchases for the OMI Retractable Syringe which allows OMI to better plan our inventory and assure delivery to Terumo is met in the required time frame. OMI is extremely pleased with the progression of this partnership and will be pursuing International opportunities for the OMI Retractable Syringe in the next few months.

Terumo Corporation Australia Branch (Terumo) is the second largest supplier of syringes in Australia & New Zealand



Device Technologies Australia To Distribute The OMI Scalpel

OMI looked long and hard at potential distributors for its Safety Scalpel for the Australian market. After extensive market appraisal and evaluation it was decided that Device Technologies Australia Pty Ltd had the profile and expertise to successfully take the product to market in Australia and New Zealand.

Device Technologies Australia Pty Ltd (DTA) is a wholly Australian owned and managed private company, which commenced operation in 1992. The company operates sales offices in every Australian State and in Auckland, New Zealand.

DTA have conducted pre-market trials of the scalpel at some major NSW hospitals with positive results and feedback from users. Hospitals such as St Vincents have included the scalpel in their equipment range and are placing orders now.

Device Technologies operates a quality management system that complies with ISO 9002, to supply speciality medical

(continued page 3)

DEVICE TECHNOLOGIES AUSTRALIA

A Message From Joint CEO Keith Taske

Commercialisation of both the scalpel and the syringe is a big milestone for OMI. After much hard work your Company has shown that its ideas have substance—that we can develop a concept for a product, make it and place it into the hands of the user.

Our ability to achieve this comes from a capable team—working together at every step to make it happen.

OMI is now generating revenue from sales of its scalpel both in the USA and Australia and our position will improve significantly as additional income streams from sales of the Retractable Syringe in the third quarter of 2004.

The Company has strong expectations that the Safe IV Access Valve will be introduced into the global market by end 2004. Negotiations are constant and ongoing with B.Braun in Germany, US and Australia.

This year 2004 will also herald a global sales push for the companies products. With ample supply capacity through its contracted manufacturers, the company plans to see four of its products become available throughout the world within the calendar year.

The hard work here in the past 3 years has now positioned OMI as a multi-medical device company with a further six products on our "New Product Evaluation Programme". We are budgeting for a positive cash flow position by the end of this year and profit ongoing from then. The dream of our inventor Bruce Kiehne and his design team is now a marketed reality.



OMI Joint CEO—Keith Taske

Subscribe Online!

*Subscribe to OMI's newsletter via the subscription form on the **NEWSLETTER** page of OMI's website, **www.omiltd.com** and have future newsletters delivered directly to your email address.*

OMI On The WEB!

OMI has upgraded its website after overwhelming requests from shareholders and other interested stakeholders.

The site can be accessed at www.omiltd.com and, as any long term supporter of OMI will see, it has much more to offer the shareholder in latest updates and news on the industry, our products and progress of the Company. There is also a great deal of other information for manufacturers, distributors and end product users.

The site contains quick-to-load detailed video footage showing how the products work.

Interested stakeholders can have the latest newsletters directly emailed to them by completing the form on the *NEWSLETTER* page.


Creating a safer world

The new-look OMI website

Device Technologies (continued from page 2)

(Continued from page 2)

and surgical devices to all Australian public and private healthcare providers. The accreditation covers the administration, installation and servicing of such devices.



(Left to right) Paul Harrison (DTA business mgr Anaesthesia & Critical Care), Peter Ord (DTA CEO), Keith Taske (OMI Joint CEO), Ruth Roberts (DTA Mgr Business Development)

Medical Advisory Panel Appointed

In a major step towards refining it's future product range, OMI has appointed a Medical Advisory Panel of eminent medical professionals. OMI Chairman, Dr John Taske will act as panel Chairman. The panel will act as an advisory body to the Board and senior staff in the ongoing development of OMI's product range, providing invaluable real world feedback.

Each of the panel members are leaders in their chosen fields and bring a unique skill set to OMI. The contacts that they will provide and their combined years of medical experience will prove a valuable resource for OMI in the development of future products.

A detailed synopsis of each panel member will be available soon on OMI's website, www.omiltd.com. A brief outline of each of the panel members is featured below.

Dr. John Taske MB, BSc (Qld), DTM & H (RCS[Eng]), RCP [Lond], FFARACS, FANZCA, MAICD



Dr. Taske is Chairman of OMI and has been a member of the Board since 2000. He is a medical specialist in the field of Anaesthesia. He is a member of the Australian and New Zealand Society of Anaesthetists, Australian and New Zealand College of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine & Surgery. Dr. Taske's former positions include Director of Anaesthesia at the Princess Alexandra Hospital, Brisbane.

Professor Russell Strong AO, CMG, BDS, MB BS, MRCS LRCP, FRACDS, FRCS, FRACS, FACS



Professor Strong is a Professor of Surgery at the University of Queensland and the Director of Surgery at the Princess Alexandra Hospital in Brisbane. He is a Companion of the Order of Australia (2001), Companion of the Most Distinguished Order of St Michael & St George (1987) and was Queenslander of the Year (1986). Professor Strong performed the world's first successful living related liver transplant and developed the 'Brisbane Technique' of reduced size liver transplants for children.

Dr. William Glasson MB BS, FRANZCO, FRACS, FRCOphth, Dip App Sci (Optom)



Dr. Glasson is the current Federal President of the Australian Medical Association and is a past President of the Australian Medical Association of Queensland. He is a Consultant Ophthalmologist at the Mater Adults Hospital, Brisbane and at the Longreach Base Hospital and a Lt Col at the 2nd Health Services Battalion, Enoggera.

Professor David Vickers MB BS (Qld), FRACS (Orthopaedic)



Professor Vickers is a hand surgeon working in private hand surgery practice. He has held positions as Clinical Professor at the University of Queensland, Senior Visiting Medical Officer at the Royal Brisbane Hospital and Royal Children's Hospital, Brisbane and Guest Professor at the Mayo Clinic in the USA. Professor Vickers has designed more than 20 surgical instruments and appliances and has received the British Design Council Award for Excellence of Design.

Dr. Leslie Clifton Thompson MB BS (1st Class Honours) QLD, FRACS



Dr Les Thompson is a Consultant Urologist in private practice in Brisbane. He is currently a member of the Federal Executive of the Urological Society of Australia and in the past has been State Chairman of the Urological Society of Australia and Chairman of the State Regional Training Committee of the Royal Australia College of Surgeons.

Dr Paul G. Millican MB BS, FRACS, FRCS(Edin), FAICD



Dr Paul Millican is a Plastic & Reconstructive Surgeon. He operates a private practice and has previously held the position of Visiting Consultant to the Mater Children's and Princess Alexandra Hospitals in Brisbane. Dr. Millican is a member of the Australian Society of Plastic Surgeons, American Society of Plastic Surgeons and is a Fellow of the Australian Institute of Company Directors. Dr. Millican is the Australian Plastic Surgery representative on 3M's Medical Advisory Panel.

Dr. Edward Dauber MB BS, FRACGP, FRANZCR



Dr. Dauber is a Diagnostic Radiologist and is a Visiting Medical Consultant at a number of public and private hospitals including the Wesley Hospital, Brisbane and the Caboolture General Hospital. He is a past Chairman of the RANZCR State Committee and has been an examiner for the Royal Australian College of General Practitioners. Dr. Dauber is a current examiner for the Royal Australian and New Zealand College of Radiologists.